UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 20, 2006


Mr. Charles T. Goodson
Chairman, President and Chief Executive Officer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road, Suite 6000
Lafayette, Louisiana, 70508

Re:	PetroQuest Energy, Inc.
      Form S-3
      	Filed February 21, 2006
      	File No. 333-131955

Dear Mr. Goodson:

      We have limited our review of your filing on Form S-3 to the matters set forth below and have the following comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement

Table of Additional Registrants

1. 	We note the three subsidiaries of PetroQuest Energy Inc.
named
as co-registrants. Please provide the analysis to support your conclusion that the co-registrants are eligible to use Form S-3 to register the guarantees. We may have further comment.

Prospectus

Cover Page of Prospectus

2.	Please add the co-registrants to the cover page and identify the
securities of PetroQuest Energy that may be guaranteed by them.

General

3.	In the body of the prospectus, please briefly describe the
type
of guarantees that may be issued by the subsidiaries.

Exhibits

Exhibit 5.1, Opinion of Porter & Hedges, L.L.P.

4.	We note that the co-registrants that may issue guarantees are incorporated in Louisiana and Oklahoma. We also note that counsel limits its opinion to the laws of Texas, New York and Delaware. Please provide an opinion on the validity and binding nature of the guarantees under the laws of Louisiana and Oklahoma

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3685 with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief


cc:	Robert G. Reedy
      D. Levy
Mr. Charles T. Goodson
PetroQuest Energy, Inc.
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